BNP Paribas Group’s ownership change in Shinhan Financial Group

On August 14, 2009, our largest shareholder, BNP Paribas Group, filed a change of share ownership disclosure with the Korea Stock Exchange, announcing they have sold 1,184,650 or 0.25% of our common shares.

As a result, BNP Paribas holds 34,395,729 or 7.25% of our common shares as of August 14, 2009.